SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

SCHEDULE 13D/A
(Rule 13d-102)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULE 13d-1(a)
AND AMENDMENTS THERETO FILED PURSUANT TO RULE 13d-2(a)

(Amendment No. 2 )*

Millennium Bankshares Corporation

(Name of Issuer)

Common Stock, Par Value $5.00 Per Share

(Title of Class of Securities)

600 37B 106

(CUSIP Number)

Robert J. Finlay
29 Armory Road
Milford, NH 03055
(603) 672-0300

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

September 29, 2008

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box [_].

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*             The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 600 37B 106	13D	Page 2 of 6 Pages

1	Names of Reporting Persons Robert J. Finlay
2	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3	SEC Use Only
4	Source of Funds (See Instructions) PF
5	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization United States of America
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	Sole Voting Power 651,352
	8	Shared Voting Power -0-
	9	Sole Dispositive Power 651,352
	10	Shared Dispositive Power -0-
11	Aggregate Amount Beneficially Owned by Each Reporting Person 651,352
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13	Percent of Class Represented by Amount in Row (11) 7.3%
14	Type of Reporting Person (See Instructions) IN

CUSIP No. 600 37B 106	13D	Page 3 of 6 Pages

Explanatory Note

This Amendment No. 2 (this "Amendment") amends and restates the Schedule 13D initially filed by Robert J. Finlay on March 22, 2007 (the "Original Filing"), as previously amended by Amendment No. 1 to the Original Filing, filed on August 30, 2007 (the “Amendment No. 1”), and relating to shares of common stock, par value $5.00 per share (the "Common Stock"), of Millennium Bankshares Corporation (the "Company"). Information reported in the Original Filing, as amended by Amendment No. 1, remains in effect except to the extent that it is amended, restated or superseded by information contained in this Amendment. Capitalized terms used but not defined in this Amendment have the respective meanings set forth in the Original Filing and Amendment No. 1, as applicable.

Item 3.	Source and Amount of Funds or Other Consideration.

The acquisition by the Reporting Person of 93,054 shares of Common Stock in multiple open market transactions occurring subsequent to the filing of the Amendment No. 1, for an aggregate purchase price of $463,385.98, was accomplished using personal funds.

Item 4.	Purpose of Transaction.

The Reporting Person acquired his shares of Common Stock for the purposes of investment. The Reporting Person, from time to time, intends to review his continuing investment in the Company on the basis of various factors, including the Company’s business, financial condition, results of operations and prospects, general economic and industry conditions, the securities markets in general and other investment opportunities. Based on such review, the Reporting Person will take such actions in the future as he may deem appropriate in light of the circumstances existing from time to time. If the Reporting Person believes that further investment in the Company is attractive, whether because of the market price of the Common Stock or otherwise, then he may acquire shares of Common Stock or other securities of the Company either in the open market or in privately negotiated transactions. Similarly, depending on market and other factors, the Reporting Person may determine to dispose of some or all of the shares of Common Stock currently owned or otherwise acquired by him either in the open market or in privately negotiated transactions.

Except as otherwise set forth herein, the Reporting Person has no present plans or proposals that relate to or that would result in any of the following actions, although the Reporting Person may formulate plans or proposals with respect to one or more of the following in the future:

(a) The acquisition by any person of additional securities of the Company, or the disposition of securities of the Company;

(b) An extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Company or any of its subsidiaries;

(c) A sale or transfer of a material amount of assets of the Company or any of its subsidiaries;

(d) Any change in the present board of directors or management of the Company, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board;

(e) Any material change in the present capitalization or dividend policy of the Company;

CUSIP No. 600 37B 106	13D	Page 4 of 6 Pages

(f) Any other material change in the Company’s business or corporate structure;

(g) Changes in the Company’s charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Company by any person;

(h) Causing a class of securities of the Company to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

(i) A class of equity securities of the Company becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Act; or

(j) Any action similar to any of those enumerated above.

Item 5.	Interest in Securities of the Issuer.

(a) Pursuant to Rule 13d-3(a), at the close of business on September 29, 2008, the aggregate number of shares of Common Stock beneficially owned by the Reporting Person was 651,352, or approximately 7.3% of the 8,927,461 shares of Common Stock reported by the Company to be issued and outstanding as of August 8, 2008, in the Company’s Quarterly Report on Form 10-Q for the quarter ended June 30, 2008.

(b) The Reporting Person has the sole power to vote or to direct the vote of and the sole power to dispose or to direct the disposition of the Common Shares reported in Item 5(a).

(c) The exclusive transactions in the Company’s Common Stock by the Reporting Person in the 60 days prior to the filing of this Amendment were the transactions described below.

From September 24, 2008, through September 29, 2008, the Reporting Person purchased a total of 35,804 shares of Common Stock in a series of open market transactions. The following table sets forth, for each day indicated, the number of shares of Common Stock purchased, the price per share of Common Stock purchased in each transaction and the aggregate purchase price paid for the Common Shares. The total purchase price per share reported in the table below represents a weighted average of the per share prices paid in all of the listed transactions.

Date	Shares Purchased	Purchase Price Per Share	Aggregate Purchase Price
September 24, 2008	7,000	$1.83	$12,810.00
September 26, 2008	14,100	1.67	23,547.00
September 29, 2008	14,704	1.65	24,261.60

Total	35,804	$1.69	$60,618.60

(d) Not applicable.

(e) Not applicable.

CUSIP No. 600 37B 106	13D	Page 5 of 6 Pages

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

The Reporting Person does not have any contract, arrangement, understanding, or relationship (legal or otherwise) with any person with respect to securities of the Company.

CUSIP No. 600 37B 106	13D	Page 6 of 6 Pages

SIGNATURE

After reasonable inquiry and to the best of the knowledge and belief of the undersigned persons, such persons certify that the information set forth in this statement is true, complete and correct.

Dated as of: October 6, 2008

By:	/s/ Robert J. Finlay
Name:	Robert J. Finlay

Attention. Intentional misstatements or omissions of fact constitute federal criminal violations (see 18 U.S.C. 1001).